K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

July 12, 2013

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.: Neuberger Berman Equity Funds; Post Effective Amendment No. 167
-- Neuberger Berman Greater China Equity Fund
-Class A, Class C and Institutional Class
-1933 Act File No. 002-11357
-1940 Act File No. 811-00582

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversations on July 2, 2013 and July 9, 2013, regarding your review of Post-Effective Amendment No. 167 to the registration statement on Form N-1A for Neuberger Berman Equity Funds (“Registrant”) on behalf of its new series listed above (the “Fund”).  We expect to file Post-Effective Amendment No. 169 on July 12, 2013, which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Acceleration Request:  As discussed in our telephone conversation on July 9, 2013, we are requesting on the Registrant’s behalf acceleration of the effectiveness of Post Effective Amendment No. 169 (“PEA 169”) to the registration statement on Form N-1A.  Pursuant to Rule 461 of Regulation C under the 1933 Act, the Registrant has orally requested that the effective date of PEA 169 be accelerated to July 16, 2013.  Letters from the Registrant and its principal underwriter requesting acceleration of the effective date are filed herewith.

Prospectus

Comment 1:  Please confirm that the fee table for the Fund includes a separate line item for acquired fund fees and expenses if acquired fund fees and expenses for the Fund exceed 0.01% of average daily net assets.

Response:  The Registrant confirms that the estimated acquired fund fees and expenses for the Fund do not exceed 0.01% of average daily net assets so a separate line item for acquired fund fees and expenses is not included in the fee table.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
July 12, 2013

Comment 2:  In the first sentence of the “Principal Investment Strategies” section, please add “plus any borrowings for investment purposes” after net assets.

Response:  No change was made in response to this comment.  The Registrant has considered the staff’s comment but because the Fund does not currently intend to borrow for investment purposes and the Fund has a fundamental policy that does not permit it to borrow from banks for investment purposes, it believes the addition of this language would only confuse investors by suggesting it could borrow for investment purposes.

Comment 3:  Please confirm the “equity-linked investments” discussed in the “Principal Investment Risks” section have characteristics similar to equity securities.

Response:  The Registrant confirms that the “equity-linked investments” discussed in the “Principal Investment Risks” section have characteristics similar to equity securities.

Comment 4:  Please add disclosures indicating that future guidance on the treatment of derivatives may impact the Fund’s investment operations.

Response:  The “Principal Investment Risks – Derivatives Risk” section already includes the following disclosure regarding the potential impact of future guidance on the treatment of derivatives.  Accordingly, no change was made in response to this comment:

Recent legislation calls for new regulation of the derivatives markets and could limit the Fund’s ability to pursue its investment strategies. The extent and impact of the regulation are not yet fully known and may not be for some time. New regulation of derivatives may make them more costly, may limit their availability, or may otherwise adversely affect their value or performance.

Comment 5:  In the “Principal Investment Strategies” section, please include the description of China A-shares contained in the “Description of Certain Practices and Security Types” section.

Response:  The Registrant has added the following to the second paragraph of the “Principal Investment Strategies” section:

Securities listed on Chinese stock exchanges, such as the Shanghai and Shenzhen Stock Exchanges, are divided into two classes of shares:  China A-shares, ownership of which is restricted to Chinese investors and to certain foreign investors under the Qualified Foreign Institutional Investor structure, and China B-shares, which may be owned by both Chinese and foreign investors.

Comment 6:  In the “Principal Investment Strategies” section, please briefly explain contracts for differences and low exercise priced options.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
July 12, 2013

Response:  The Registrant has revised the last sentence of the second paragraph of the “Principal Investment Strategies” section as follows:

The Fund currently does not intend to invest directly in China A-shares, but does currently intend to invest indirectly in China A-shares by investing in equity-linked investments issued by financial institutions, including, without limitation, participatory notes and other structured notes, swaps, including total return swaps and contracts for differences (i.e., an arrangement in which the parties agree that their return (or loss) will be based on the relative performance of two different groups or baskets of securities), and low exercise priced options (“LEPOs”) (i.e., instruments that pay the holder the difference in price of the underlying security between the date the LEPO was purchased and the date it is sold).

Comment 7:  Please explain whether the Fund will provide notice to shareholders prior to changing its goal.

Response: Generally, the Fund would attempt to provide notice to shareholders prior to changing its goal; however, there may be times when the Fund is not able to provide notice prior to implementing the change.

Comment 8:  In the “Principal Investment Risks – Derivatives Risk” section, please include risk disclosure that is specific to the types of derivatives the Fund intends to invest in.

Response:  No change was made in response to this comment because a separate risk category, “Principal Investment Risks – Equity-Linked Investment Risk,” describes the risks specific to the types of derivatives the Fund intends to invest in.

Comment 9:  Please confirm whether active trading risk is applicable to the Fund and, if so, please add corresponding risk disclosure.

Response:  The Registrant has added risk disclosure related to active trading.

Comment 10:  If the Fund’s performance will be available on the internet or via telephone, please provide that information in the “Performance” section.

Response:  The Registrant has made the requested change.

Comment 11:  If there is a minimum investment amount required to purchase additional Institutional Class shares of the Fund, please disclose this information in the “Buying and Selling Shares” section.

Response:  No change was made in response to this comment because there is no minimum investment amount required to purchase additional Institutional Class shares of the Fund.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
July 12, 2013

Comment 12:  In the “Additional Information about Principal Investment Risks – Derivatives Risk” section, please delete the reference to futures and forward foreign currency contracts unless they may be considered principal investment types for the Fund’s strategy.  If so, please add these investment types to the “Principal Investment Strategies” section.

Response:  The Registrant has deleted the reference to futures and forward foreign currency contracts.

Comment 13:  If the Fund’s policies and procedures with respect to the disclosure of its portfolio holdings can be found on the internet, please include that information in the “Portfolio Holdings Policy” section.

Response:  No change was made in response to this comment because the Fund does not currently post its policies and procedures with respect to the disclosure of its portfolio holdings on the internet.

Statement of Additional Information

Comment 14:  Please confirm only convertible securities that are immediately convertible would be considered equity securities for purposes of the Fund’s non-fundamental policy to invest at least 80% of its net assets in equity securities.

Response:  The Registrant notes that the Fund does not intend to invest to any material extent in convertible securities and confirms that, to the extent it does, the Fund generally would not seek to invest in convertible securities that are not readily convertible.

*           *           *           *           *

If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403 or Franklin H. Na at (202) 778-9473.  Thank you for your attention to this matter.

Sincerely,

/s/Marguerite W. Laurent
Marguerite W. Laurent